April 6, 2017

Stephanie L. Sullivan

Senior Technical & Policy Advisor

Office of Financial Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Canadian Imperial Bank of Commerce

Form 40-F for the Fiscal Year Ended October 31, 2016

Filed December 1, 2016

File No. 001-14678

Dear Ms. Sullivan:

Thank you for your letter dated March 23, 2017, addressed to Kevin Glass of Canadian Imperial Bank of Commerce (“we”, “us”, or “CIBC”), setting forth comments of the staff of the United States Securities and Exchange Commission on CIBC’s Form 40-F for the fiscal year ended October 31, 2016 filed on December 1, 2016.

We appreciate the effort that went into your comments. We have provided our responses in the order your comments appeared in the comment letter, which we have reproduced in bold face text. Our responses follow each bullet.

Form 40-F for the Fiscal Year Ended October 31, 2016

Notes to the Consolidated Financial Statements, page 101

Note 33 – Subsequent Event, page 166

1.	We note your disclosure that you entered into a definitive agreement to sell and lease back 89 retail properties located mainly in Ontario and British Columbia. We also note from your Form 6-K filed on February 23, 2017 that the transaction closed during the first quarter of 2017 and that you recognized a $245 million after-tax gain which was reported in the “Other” business line within Retail and Business Banking. Please respond to the following:

●	Tell us the business driver for this transaction.

The business driver of the transaction was the opportunity to create economic value for our shareholders. The transaction increased regulatory capital that can be used to generate profitable growth or return capital to our shareholders. The transaction recognizes that capital can be deployed more effectively through investment in the growth of our business rather than through holding real estate.

●	Provide additional background regarding the terms of the transaction with the purchaser. To the extent there were multiple purchasers involved in the transaction, please separately discuss each component of the transaction in detail, including whether there were any differences in the timing of the closing(s). Additionally, to the extent of multiple purchasers, describe any differences in prices paid for the properties, or differences in methodologies to determine the fair value price.

CIBC entered into an Agreement of Purchase and Sale on November 10, 2016 to sell 89 properties (the “89 APS”) to a buyer (the “Buyer”) for an aggregate sales price of $387 million, including $130 million related to 23 British Columbia properties (the “BC Properties”) and $12 million related to two carve-out properties. As a requirement of the 89 APS, the Buyer agreed to leaseback the 89 properties to CIBC, pursuant to separate lease agreements.

The 89 APS provided for an initial closing date in respect of 66 of the properties (subject to the 2 carve out properties) and a second closing date in respect of 23 BC Properties to allow the Buyer the opportunity to sell or assign its interests in the BC Properties. The 89 APS included two carve-out options which permitted CIBC to exclude two specific properties, for which we received a high level of interest during the marketing and bidding process, which is described further below.

In the event the Buyer was not able to sell the BC Properties to another party, the Buyer was required to purchase the properties from CIBC at the agreed upon sales price of $130 million. Additionally, if CIBC elected not to exercise its right to carve-out the two specific properties, the Buyer would have been obligated to purchase these two assets at the $12 million set out in the 89 APS.

As a result, the transaction closed in 4 tranches as follows:

○	The sale and leaseback of 64 properties on November 30, 2016 to the Buyer for sales proceeds of $245 million.
○	The sale and leaseback of the 23 BC Properties on January 16, 2017 to two buyers (the “BC Buyers”) to whom the Buyer assigned its interests and obligations for the same $130 million sales price the Buyer had agreed to pay pursuant to the 89 APS.
○	The sale and leaseback of one property on December 21, 2016 to an unrelated buyer for $11 million and the sale and leaseback of one property on January 17, 2017 to another unrelated buyer for $4 million, pursuant to the exercise of the carve-out options for aggregate proceeds of $15 million ($3 million higher than set out in the 89 APS).

●	Provide us with your analysis of the criteria supporting how the sale and leaseback transaction qualified as an operating lease.

In determining whether the sale and leaseback transaction qualified as an operating lease, we considered IAS17.08 which establishes the main principle that distinguishes a finance lease from an operating lease: A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

We considered the following supporting facts in determining that the lease back did not transfer substantially all the risks and rewards incidental to ownership back to CIBC:

○	The leases do not provide for the transfer of ownership of the asset to the CIBC by the end of the lease term.
○	CIBC does not have an option to purchase the asset at any point (either through a bargain purchase option or otherwise).
○	The non-cancellable period is ten years for 84 of the 89 properties; five years for 3 of the properties and twenty years for 2 of the properties. The extension options for all the leases requires a fair market rent to be determined in the period leading up to the end of the non-cancellable term (i.e. all of the renewal options are at the “then fair value”). Therefore, we concluded that the there was no “reasonable certainty” that we would exercise the option and that the lease term used for the purpose of assessing the lease was the non-cancellable period.
○	Lease terms of 10 years and even 20 years do not constitute a major part of the buildings’ economic lives.
○	At the inception of the leases, the present values of the minimum lease payments do not amount to a substantial portion of the sales price received for the properties.
○	The properties are not assets that are of such a specialized nature that only the CIBC can use them without major modifications.
○	The respective buyers maintain “all risk” property insurance, which is the typical manner of insurance that would be maintained by a prudent owner.
○	As discussed below, financing provided to the buyers by CIBC has sufficient recourse provisions to the buyers such that the risks associated with the properties will not revert back to CIBC.

●	To the extent the lease includes both land and buildings, provide your analysis of the guidance in paragraphs 15A-17 of IAS 17.

The sale and leaseback includes both land and buildings.

We note that paragraph 16 of IAS 17 indicates: Whenever necessary in order to classify and account for a lease of land and buildings, the minimum lease payments (including any lump-sum upfront payments) are allocated between the land and the buildings elements in proportion to the relative fair values of the leasehold interests in the land element and buildings element of the lease at the inception of the lease. If the lease payments cannot be allocated reliably between these two elements, the entire lease is classified as a finance lease, unless it is clear that both elements are operating leases, in which case the entire lease is classified as an operating lease (emphasis added).

We believe that it is clear that both the land and building components are operating leases based on the supporting facts in our response to the prior question, including lease terms that are significantly shorter than the economic lives of the buildings. Therefore, we did not separate the properties into land and buildings components for the purpose of classifying them separately.

●	To the extent that the full gain has been recognized immediately on this transaction, describe the procedures performed to determine that the sales price was at fair value.

The competitive bidding process with arms-length parties leading up to the sale and lease back transactions was designed to ensure that the sales prices were at fair value. As part of the process, CIBC engaged a third party advisor, a leading specialist in Canadian commercial property valuation, to help us estimate the fair value of the rents as well as the fair value of the properties. These estimates were augmented by estimates determined by CIBC’s Investment Banking’s Real Estate team, which established a data room and produced a marketing presentation to be distributed to prospective purchasers.

The marketing presentation was distributed to 270 potential interested purchasers of which 90 parties executed confidentiality agreements and received access to the data room. Ultimately, 8 bidders submitted proposals to purchase the portfolio with bids ranging from $321 million to $397 million and with four bids having purchase prices within approximately 5% of each other.

As discussed above, the BC Properties were initially sold to the Buyer and then assigned from the Buyer to the BC Buyers using the same sales price of $130 million as established in the 89 APS.

Also discussed above, for the two carve-out properties, CIBC realized proceeds that were $3 million more than the proceeds that we would have received from the Buyer, if CIBC did not exercise the carve-out options. These properties were carved out because of the particularly high level of interest expressed by potential purchasers.

This competitive bidding process between arm’s length parties allowed us to receive fair value sales proceeds approximately 10% above our initial expectations.

●	Tell us whether you provided financing to the purchaser(s). If so, please describe the terms of the related financing.

Of the aggregate transaction proceeds of $390 million, $160 million was financed by CIBC and $75 million was financed by another financial institution. All of the financings conducted by CIBC were transacted on a normal-course commercial basis at market rates and recourse provisions commensurate with our internal risk ratings applied to the borrowers, and do not result in the risk and rewards of ownership passing back to CIBC.

In respect to the 64 properties purchased by the Buyer for gross proceeds of $245 million, $94 million was financed by CIBC and $75 million was financed by another financial institution. CIBC’s financing consisted of 3 variable interest rate facilities having base terms of 2, 7 and 10 years. The recourse provisions for these financings permit CIBC and the other financial institution to seek judgment against the Buyer and its guarantors upon default of the Buyer if the underlying security is insufficient (i.e. “full recourse”).

In respect to the 23 BC Properties which were sold for aggregate proceeds of $130 million, CIBC provided bridge financing of $64 million to the two BC Buyers in equal amounts of $32 million each. The initial bridge financings were variable rate demand loans that permitted the borrowers to convert the 12 month bridge loans into term loans, which would be based on the borrowers’ hold or sell decision for each property. For one of the BC Buyers, CIBC has full recourse and for the other BC Buyer, CIBC’s recourse is to the property assets plus $10 million from this BC Buyer, if the underlying security is insufficient.

In respect to the 2 carve-out properties which were sold for aggregate proceeds of $15 million, CIBC provided financing of $2 million to the buyer of the $4 million property. The financing was a variable rate, 3-year term loan with recourse to the property. We did not provide financing to the buyer of the $11 million property.

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We would be pleased to discuss any of our responses with you if it would assist you or your team. Please do not hesitate to contact the undersigned at (416) 304-2424, or Ian Manktelow, VP & Chief Accountant, at (416) 980-3871.

Very truly yours,

Kevin Glass

Senior Executive Vice President and Chief Financial Officer

cc:

Jane L. Peverett

Chair of the Audit Committee

Helen Mitchell

Ernst & Young LLP